As filed with the Securities and Exchange Commission on March 30, 2021

Registration No. 333-248670

Registration No. 333-250193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SCISPARC LTD.

(Exact name of registrant as specified in its charter)

State of Israel	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916, Israel Tel: (+972) (3) 610-3100	Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq. Howard E. Berkenblit, Esq. David Huberman, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: (212) 660-3000	Dr. Shachar Hadar, Adv. Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (+972) (3) 610-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1, or the Post-Effective Amendment, to each of the Registration Statements on Form F-1 (Registration Nos. 333-248670 and 333-250193), or collectively the Registration Statements, is being filed pursuant to our undertaking in the Registration Statements to update and supplement information contained in the Registration Statements, as originally declared effective by the Securities and Exchange Commission, or the SEC, on November 18, 2020 and as it became effective upon filing with the SEC on November 19, 2020, respectively. The Registration Statements registered the offer and sale of an aggregate of 835,447 units, with each unit consisting of (i) one American Depositary Share, or ADS, and (ii) two warrants to purchase two ADSs, or the Warrants. The Warrants are exercisable at an exercise price of $5.02 per ADS, and were exercisable immediately upon issuance and expire on November 23, 2025. Each ADS represents 140 of our ordinary shares, no par value, or the Ordinary Shares.

The information included in this filing updates and supplements the Registration Statements and the prospectus contained or incorporated therein. No additional securities are being registered under this Post-Effective Amendment No. 1. Accordingly, this Post-Effective Amendment No. 1 concerns only the offer and sale of ADSs issuable from time to time upon exercise of such Warrants that remain unexercised, or the Outstanding Warrants.

All filing fees payable to the Securities and Exchange Commission in connection with the registration of these securities were previously paid in connection with the initial filing of the Registration Statements or prior amendments thereto.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the post-effective amendment to the registration statements filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 30, 2021

PROSPECTUS

SCISPARC LTD.

Up to 1,588,514 American Depositary Shares Representing Ordinary Shares

Issuable Upon Exercise of Warrants

This prospectus relates to the issuance of up to 1,588,514 American Depositary Shares, or ADSs, upon the exercise of warrants to purchase 1,588,514 ADSs, or the Outstanding Warrants, that were issued as part of a public offering of units consisting of ADSs and warrants, or the Public Offering, which are exercisable at an exercise price of $5.02 per ADS, and were exercisable immediately upon issuance and expire on November 23, 2025. In this prospectus, we refer to the warrants issued in the Public Offering, including the Outstanding Warrants, as the “Warrants.” Each ADS represents 140 of our Ordinary Shares.

The ADSs, each representing 140 of our Ordinary Shares, evidenced by American Depositary Receipts, are traded on the OTCQB under the symbol “SPRCY.” On March 29, 2021, the last reported sale price of our ADSs was $8.35 per ADS. There is no established market for the Warrants.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are subject to reduced public company reporting requirements.

Investing in our securities involves risk. See “Risk Factors” beginning on page 3 of this prospectus and the risk factors incorporated by reference into this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2021

You should rely only on the information contained in this prospectus, including information incorporated by reference herein, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell our securities, and seeking offers to buy our securities, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

For investors outside of the United States: Neither we nor the Placement Agent have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “SciSparc” refer to SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.).

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

This prospectus includes and incorporates by reference statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

On September 17, 2020, our shareholders approved a reverse split of our share capital by a ratio of up to 20:1, to be effective at the ratio and date to be determined by our Board of Directors. On October 1, 2020, our Board of Directors resolved that the final ratio for the reverse split will be 20:1, or the Reverse Split. The Reverse Split became effective after the close of business on October 16, 2020. Concurrently with the Reverse Split, we changed the ratio of the ADSs to our Ordinary Shares from each ADS representing 40 Ordinary Shares to each ADS representing 140 Ordinary Shares. This resulted in a reverse split on our American Depositary Receipt, or ADR, program, or the ADS Split. All descriptions of our share capital, including share amounts and per share amounts, and descriptions of the ADSs in this prospectus are presented after giving effect to the Reverse Split and ADS Split, respectively.

i

OUR COMPANY

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, the Company is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol and/or non-psychoactive cannabidiol and/or other cannabinoid receptor agonists: SCI-110 (formerly THX-110) for the treatment of Tourette syndrome for the treatment of obstructive sleep apnea and for the treatment of Alzheimer’s disease and agitation; SCI-160 (formerly THX-160) for the treatment of pain; and SCI-210 (formerly THX-210) for the treatment of Autism Spectrum Disorder and epilepsy.

THE OFFERING

Ordinary Shares currently outstanding	284,965,851 Ordinary Shares.

Ordinary Shares offered by us	Up to 222,391,960 Ordinary Shares (representing 1,588,514 ADSs) issuable upon the exercise of Outstanding Warrants.

Ordinary Shares to be outstanding assuming exercise of the Outstanding Warrants	507,357,811 Ordinary Shares (representing 3,623,984 ADSs).

The ADSs	Each ADS represents 140 of our Ordinary Shares. The ADSs may be evidenced by ADRs. The depositary will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of the Offered Securities.” We also encourage you to read the deposit agreement, which is incorporated by reference as an exhibit to the registration statements that include this prospectus.

The Warrants	The Warrants have an exercise price of $5.02 per ADS. The Warrants were exercisable immediately upon issuance on November 23, 2020, and will expire five years from the date of issuance.

Use of proceeds

We may receive up to an aggregate of approximately $7.97 million in proceeds upon the exercise of all of the Outstanding Warrants.

We intend to use the proceeds from the exercise of the Outstanding Warrants for working capital to advance our technology and general corporate purposes and pursuing strategic opportunities including expanding our pipeline.

Depositary	The Bank of New York Mellon.

Risk factors	You should read the “Risk Factors” section starting on page 3 of this prospectus, and “Item 3. - Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, or the 2020 Annual Report, incorporated by reference herein, and other information included or incorporated by reference in this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

OTCQB symbol	“SPRCY”

The number of the ADSs and Ordinary Shares to be outstanding immediately after this offering as shown above assume that all of the Outstanding Warrants offered hereby are exercised and is based on 284,965,851 Ordinary Shares outstanding as of March 29, 2021. This number excludes:

●	790,000 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Share Option Plan, at a weighted average exercise price of $2.41 per share;

●	1,410,000 Ordinary Shares reserved for issuance and available for future grant under our 2015 Share Option Plan;

●

466,100,972 Ordinary Shares issuable upon the exercise of outstanding warrants to purchase 3,329,293 ADSs, with exercise prices ranging from $5.02 to $245 per ADS, including 1,588,514 Outstanding Warrants to purchase an equal number of ADSs; and

●	33,083,680 Ordinary Shares issuable upon the exercise of outstanding pre-funded warrants to purchase 236,312 ADSs, at an exercise price of $0.001 per ADS.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the Outstanding Warrants offered hereby.

RISK FACTORS

Investing in the ADSs involves risks. Please carefully consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Item 3. Key Information - D. Risk Factors” in our 2020 Annual Report, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. You should be able to bear a complete loss of your investment.

Risks Related to an Investment in Our Securities and this Offering

Our management will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from the exercise of the Outstanding Warrants for working capital advance our technology and general corporate purposes and pursuing strategic opportunities including expanding our pipeline. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

You will experience immediate dilution in book value of any ADSs you purchase.

Because the exercise price per Warrant is substantially higher than our net tangible book value per ADS, you will suffer substantial dilution in the net tangible book value of any ADSs you purchase in this offering. As of December 31, 2020, our pro forma net tangible book value of the ADSs would be approximately $9.99 million, or approximately $4.61 per ADS. If you purchase ADSs underlying the Outstanding Warrants in this offering, you will suffer immediate and substantial dilution of our pro forma net tangible book value of approximately $0.06 per ADS. To the extent outstanding options or other securities convertible into our Ordinary Shares or ADSs are exercised, you will incur further dilution. See “Dilution” for a more detailed discussion of the dilution you will incur in connection with this offering.

Significant holders or beneficial holders of our Ordinary Shares may not be permitted to exercise Warrants that they hold.

The terms of the Warrants being offered hereby will prohibit a holder from exercising its Warrants if doing so would result in such holder (together with such holder’s affiliates and any other persons acting as a group together with such holder or any of such holder’s affiliates) beneficially owning more than 4.99% of our Ordinary Shares outstanding immediately after giving effect to the exercise, provided that, at the election of a holder and notice to us, such beneficial ownership limitation may be increased or decreased, from time to time, to any other percentage not in excess of 9.99%. As a result, you may not be able to exercise your Warrants at a time when it would be financially beneficial for you to do so.

You may not be able to resell the Warrants being offered by this prospectus, or obtain a return on your investment in the Warrants.

There is no established public trading market for the Warrants being offered by this prospectus and we do not intend to have the Warrants listed on a national securities exchange or any other recognized trading system in the future. Without an active market, the liquidity of any Warrants sold by means of this prospectus will be limited. If your Warrants cannot be resold, you will have to depend upon any appreciation in the value of our Ordinary Shares and the ADSs over the exercise price of the respective Warrants in order to realize a return on your investment in the Warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus, including in our 2020 Annual Report  incorporated by reference herein, and other information included or incorporated by reference in this prospectus, constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new technologies;

●	changes in our strategy;

●	litigation;

●	our intention to apply to list our ADSs on Nasdaq, at such time that we believe that we meet Nasdaq’s listing requirements; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of our 2020 Annual Report as well other factors in the 2020 Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and other risk factors contained in the documents incorporated by reference herein. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

Upon the completion of the Public Offering, we received approximately $3.55 million in net proceeds, based upon on the Public Offering price of $5.02 per unit, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and excluding any proceeds from the exercise of Warrants.

We have received an aggregate of approximately $414,000 pursuant to Warrants that have been exercised since the Public Offering and may receive up to an aggregate of approximately $7.97 million in proceeds upon the exercise of the Outstanding Warrants.

We currently expect to use the net proceeds from this offering for working capital to advance our technology and general corporate purposes and pursuing strategic opportunities including expanding our pipeline.

The amounts and schedule of our actual expenditures will depend on multiple factors. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we project. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, and, if necessary, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2020:

●	on an actual basis;

●	a pro forma basis to give effect to the (i) issuance and sale of securities in a private placement in March 2021, or the Private Placement, of an aggregate of 1,152,628 units, as follows: (a) 916,316 units at an offering price of $7.07 per unit, consisting of 1 ADS, a Series A Warrant to purchase an equal number of Units purchased and a Series B Warrant to purchase half the number of Units and (b) 236,312 pre-funded units at a price of $7.069 per unit, consisting of 1 pre-funded warrant to purchase one ADS, a Series A Warrant to purchase an equal number of Units purchased and a Series B Warrant to purchase half the number of units and (ii) exercise of Warrants issued in the Public Offering to purchase 82,380 ADSs, as if the sale or exercise, as the case may be, of such securities had occurred on December 31, 2020; and

●	on a pro forma as adjusted basis to give effect to the Outstanding Warrant holders purchasing ADSs in this offering.

You should read this table in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in our 2020 Annual Report, incorporated by reference herein.

	As of December 31, 2020 (U.S. dollars in thousands)
	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$1,947	$10,510	$18,484
Total assets	$2,561	$11,124	$19,098
Total liabilities	$1,131	$1,131	$1,131
Shareholders’ equity:
Share capital and premium	$49,040	$53,123	$63,195
Ordinary Shares, no par value: 3,600,000,000 Ordinary Shares authorized (actual, pro forma and pro forma as adjusted); 145,148,593 Ordinary Shares issued and outstanding (actual); 284,965,851 Ordinary Shares outstanding (pro forma); 507,357,811 Ordinary Shares outstanding (pro forma as adjusted)
Reserve for share-based payment transactions	$4,315	$4,315	$4,315
Warrants	$2,207	$6,687	$4,589
Foreign currency translation reserve	$497	$497	$497
Transactions with non-controlling interests	$559	$559	$559
Accumulated loss	$(55,188)	$(55,188)	$(55,188)
Total equity	1,430	9,993	17,967

The above discussion and table are based on 284,965,851 Ordinary Shares outstanding as of March 29, 2021, and excludes the following as of such date:

●	790,000 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Share Option Plan, at a weighted average exercise price of $2.41 per share;

●	1,410,000 Ordinary Shares reserved for issuance and available for future grant under our 2015 Share Option Plan;

●	466,100,972 Ordinary Shares issuable upon the exercise of outstanding warrants to purchase 3,329,293 ADSs, with exercise prices ranging from $5.02 to $245 per ADS, including 1,588,514 Outstanding Warrants to purchase an equal number of ADSs; and

●	33,083,680 Ordinary Shares issuable upon the exercise of outstanding pre-funded warrants to purchase 236,312 ADSs, at an exercise price of $0.001 per ADS.

DILUTION

Our net tangible book value per Ordinary Share is determined by dividing our total tangible assets, less total liabilities, by the actual number of outstanding Ordinary Shares. As of December 31, 2020, there was net tangible book value associated with our Ordinary Shares of $0.008 per Ordinary Share and a net tangible book value of $1.10 per ADS (using the ratio of 140 Ordinary Shares to one ADS). Net tangible book value per share or per ADS represents the amount of our total tangible assets less our total liabilities, divided by 145,148,593, the total number of Ordinary Shares outstanding at December 31, 2020, or 1,036,776 the total number of ADSs that would represent such total number of Ordinary Shares based on a share-to-ADS ratio of one hundred forty-to-one.

Our pro forma net tangible book value of our Ordinary Shares as of December 31, 2020 was $0.035 per Ordinary Share or $4.91 per ADS (using the ratio of 140 Ordinary Shares to one ADS), after giving effect to the (i) Private Placement and (ii) exercise of Warrants issued in the Public Offering to purchase 82,380 ADSs, as if the sale or exercise, as the case may be, of such securities had occurred on December 31, 2020.

After giving effect to the issuance of 1,588,514 ADSs upon exercise of all of the Outstanding Warrants for cash in this offering, our pro forma net tangible book value as of December 31, 2020 would have been approximately $17,967, representing $0.036 per Ordinary Share or $4.96 per ADS (using the ratio of 140 Ordinary Shares to one ADS). This represents an immediate increase in net tangible book value of $0.01 per Ordinary Share to existing shareholders and an immediate dilution in net tangible book value of $0.0004 per Ordinary Share or $0.06 per ADS to Outstanding Warrant holders purchasing ADSs in this offering.

The following table illustrates this dilution of $0.06 per ADS basis:

Exercise price per Outstanding Warrant	$5.02

Pro forma net tangible book value per ADS as of December 31, 2020	4.91
Increase in net tangible book value per ADS attributable to Warrant holders purchasing ADSs pursuant to Outstanding Warrant exercises in this offering	(0.05)
Pro forma as adjusted net tangible book value per ADS, to give effect to Outstanding Warrant holders purchasing ADSs in this offering	4.96
Dilution per ADS to Outstanding Warrant holders purchasing ADSs in this offering	0.06
Percentage of dilution in net tangible book value per ADS for Outstanding Warrant holders	1.24%

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 29, 2021 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and senior management; and

●	all of our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 29, 2021 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of Ordinary Shares beneficially owned before this offering is based on 284,965,851 Ordinary Shares issued and outstanding as of March 29, 2021. The number of Ordinary Shares deemed outstanding after this offering includes the exercise of all of the Outstanding Warrants.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all Ordinary Shares shown to be beneficially owned by them. Unless otherwise noted below, each beneficial owner’s address is: c/o SciSparc Ltd., 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916, Israel.

	No. of Ordinary Shares Beneficially Owned	Percentage Owned Before the Exercise of all Outstanding Warrants (1)	Percentage Owned Assuming the Exercise of all Outstanding Warrants
Holders of more than 5% of our voting securities:

Bigger Capital Fund, LP (2)	14,199,117	4.99%	4.99%
Robert J Eide Pension Plan (3)	14,199,117	4.99%	4.99%
Directors and senior management who are not 5% holders:
Mr. Itschak Shrem †	539,280	*	*
Mr. Amity Weiss †	89,880	*	*
Mr. Amnon Ben Shay †	-	-	-
Ms. Alon Dayan †	-	-	-
Mr. Moshe Revach †	-	-	-
Ms. Liat Sidi †		-	-
Mr. Lior Vider †	-	-	-
Mr. Oz Adler (4)	94,996	*	*
Dr. Adi Zuloff-Shani (5)	136,664	*	*
All directors and senior management as a group (9 persons)	860,820	0.30%	0.17%

*	Less than 1%.

†	Indicates director of the Company.
(1)	The percentages shown are based on 284,965,851 Ordinary Shares issued and outstanding as of March 29, 2021.
(2)	Based solely on a Schedule 13G filed with the SEC on February 1, 2021. As of December 31, 2020, Bigger Capital Fund, LP beneficially owned 13,210,400 Ordinary Shares and an aggregate of 200,000 ADSs currently issuable upon the exercise of warrants with an exercise price of $5.02 per ADS. Bigger Capital Fund GP, LLC, as the general partner of Bigger Capital Fund, LP, may be deemed to beneficially own the (i) 13,210,400 Ordinary Shares and (ii) 200,000 ADSs issuable upon exercise of warrants beneficially owned by Bigger Capital Fund, LP. Mr. Michael Bigger, as the managing member of Bigger Capital Fund GP, LLC may be deemed to beneficially own the (i) 13,210,400 Ordinary Shares and (ii) 200,000 ADSs issuable upon exercise of warrants owned by Bigger Capital Fund, LP. The address of Bigger Capital Fund, LP is 2285 Spruce Goose Street, Suite A229, Las Vegas, NV 89135. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in the warrant.
(3)	Based solely on a Schedule 13G filed with the SEC on November 23, 2020. As of December 9, 2020, Robert J Eide Pension Plan owned 13,210,400 Ordinary Shares and an aggregate of 200,000 ADSs issuable upon the exercise of warrants. Robert Eide is the trustee and sole beneficiary of Robert J Eide Pension Plan, and his address is 810 7th Avenue #18, New York, NY 10019. Mr. Eide may be deemed to own the 13,210,400 Ordinary Shares and the warrants to purchase up to 200,000 ADSs. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in the warrant.
(4)	Includes options to purchase 20,000 Ordinary Shares at an exercise price of $2.80 per share, and options to purchase 74,996 Ordinary Shares at an exercise price $1.50 per share. In addition, Mr. Adler holds options to purchase 150,004 Ordinary Shares that are not exercisable within 60 days. Mr. Adler’s options have expiration dates ranging from August 31, 2023 to October 10,2029, and a weighted average exercise price of $1.61.
(5)	Includes options to purchase 25,000 Ordinary Shares at an exercise price of NIS 21.22 (approximately $6.43) per share, options to purchase 45,000 Ordinary Shares at an exercise price of $2.80 per share and options to purchase 66,664 Ordinary Shares at an exercise price of $1.50 per share. In addition, Dr. Zuloff-Shani holds options to purchase 133,336 Ordinary Shares that are not exercisable within 60 days. Dr. Zuloff-Shani’s options have expiration dates ranging from August 28, 2023 to October 10, 2029, and a weighted average exercise price of $2.17.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our articles of association are summaries and do not purport to be complete.

Ordinary Shares

As of March 29, 2021, our authorized share capital consisted of 3,600,000,000 of our Ordinary Shares, of which 284,965,851 Ordinary Shares were issued and outstanding. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable.

As of March 29, 2021, an additional 790,000 of our Ordinary Shares were issuable upon the exercise of outstanding options to purchase our Ordinary Shares. The exercise price of the options outstanding ranges between $1.50 and $6.00 per share.

As of March 29, 2021, an additional 466,100,972 of our Ordinary Shares were issuable upon the exercise of warrants to purchase 3,329,293 ADSs, including the Outstanding Warrants. The exercise price of the warrants outstanding ranges between $5.02 and $245 per share.

As of March 29, 2021, an additional 33,083,680 of our Ordinary Shares were issuable upon the exercise of pre-funded warrants to purchase 236,312 ADSs, all of which were vested as of such date. The exercise price of such pre funded warrants is $0.001 per ADS.

On September 17, 2020, our shareholders approved the Reverse Split of our share capital by a ratio of up to 20:1, to be effective at the ratio and date to be determined by our Board of Directors. On October 1, 2020, our Board of Directors resolved that the final ratio for the Reverse Split will be 20:1. The Reverse Split became effective after the close of business on October 16, 2020. Concurrently with the Reverse Split, we changed the ratio of the ADSs to our Ordinary Shares from each ADS representing 40 Ordinary Shares to each ADS representing 140 Ordinary Shares. This resulted in a reverse split on our ADR program.

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-358165-2. Our purpose as set forth in our articles of association is to engage in any lawful activity .

Preemptive Rights

Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Transfer of Shares

Our fully paid Ordinary Shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Liability to Further Capital Calls

Our board of directors may make, from time to time, such calls as it may deem fit upon shareholders with respect to any sum unpaid with respect to shares held by such shareholders which is not payable at a fixed time. Such shareholder has to pay the amount of every call so made upon him or her

Election of Directors

Under our articles of association, our board of directors must consist of at least three (3) and not more than eight (8) directors, including two external directors appointed as required under the Israeli Companies Law, or the Companies Law. Other than our external directors, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2020 and after, at each annual general meeting the term of office only one class of directors will expire. Each director, holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 65% of the total voting power of our shareholders at a general meeting of our shareholders in accordance with our amended and restated articles of association.

Further, our shareholders approved an approval mechanism similar to a mechanism that exists in the Delaware Generate Corporate Law, which requires an affirmative vote of the board of directors (by 75% of the members) in addition to the approval of our shareholders in order to amend such provisions.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that the number of the serving directors shall not be less than three (3). If the number of serving Directors is lower than their minimal one, the board of directors shall not be permitted to act, other than for the purpose of convening a general meeting of the Company’s shareholders for the purpose of appointing additional Directors.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our Ordinary Shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited consolidated financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under the Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under the Companies Law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	mergers; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our articles of association, we are not required to give notice to our registered shareholders pursuant to the Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting.

Voting Rights

Voting Rights

All our Ordinary Shares have identical voting and other rights in all respects.

Quorum Requirements

Pursuant to our articles of association, holders of our Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders, present in person or by proxy, holding at least fifteen percent (15%) of the voting rights of the Company. A meeting adjourned for lack of a quorum will be adjourned for one day at the same time and place, or to such other day, time or place if such is stated in the notice of the meeting. At the reconvened meeting, if a quorum is not present within an half an hour, any number of shareholders present in person or by proxy will constitute a lawful quorum.

Vote Requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder” in our 2020 Annual Report. Certain transactions with respect to remuneration of our office holders and directors require further approvals described under “Item 6. Directors, Senior Management and Employees—C. Board Practices— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder” in our 2020 Annual Report. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of the majority of the shareholders voting their shares, other than abstainees, holding at least 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to minutes of our general meetings, our shareholders register and principal shareholders register, our articles of association, our financial statements and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our articles of association, the rights attached to any class of shares, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles of association.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Alternatively, such an acquisition may be approved pursuant to a private placement approved by the company’s shareholders with the purpose of approving the acquisition of 25% or more, or 45% or more of the company’s voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholder, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiduciary duties and approval of specified related party transactions and compensation under Israeli law—Disclosure of personal interests of a controlling shareholder and approval of transactions)” in our 2020 Annual Report.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Borrowing Powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by a certain organ of the Company, including the power to borrow money for company purposes.

Changes in Our Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly adopted by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

DESCRIPTION OF THE OFFERED SECURITIES

American Depositary Shares to be Issued as Part of this Offering

The Bank of New York Mellon, as depositary, will register and deliver ADSs that are part of the Units. Each ADS represents 140 Ordinary Shares (or a right to receive 140 Ordinary Shares) deposited with Bank Hapoalim, as custodian for the depositary in Tel Aviv. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depository are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (2) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the Ordinary Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depository will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any Ordinary Shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell Ordinary Shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Ordinary Shares. The depositary may sell a portion of the distributed shares (or ADSs representing those Ordinary Shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional Ordinary Shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Ordinary Shares, new ADSs representing the new Ordinary Shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Ordinary Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depository is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the State of Israel and the provisions of our Articles of Association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the Ordinary Shares. However, you may not know about the meeting enough in advance to withdraw the Ordinary Shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your Ordinary Shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing Ordinary Shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.05 (or less) per ADS.	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been Ordinary Shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.

$0.05 (or less) per ADS per calendar year.	Depositary services.

Registration or transfer fees.	Transfer and registration of Ordinary Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	Cable and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Ordinary Shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our shares from an exchange on which they were listed and do not list the Ordinary Shares on another exchange;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith and the depository will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Ordinary Shares at any time except:

●	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Ordinary Shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying Ordinary Shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of Ordinary Shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the Ordinary Shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Warrants Issued as Part of this Offering

The following summary of certain terms and provisions of the Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of Warrant, which is filed as an exhibit to the registration statements of which this prospectus is a part.

Exercisability

The Warrants were exercisable immediately upon issuance and are exercisable at any time up to November 23, 2025. As of March 29, 2021, Warrants to purchase 82,380 ADSs have been exercised and the Outstanding Warrants to purchase up to 1,588,514 ADSs remain unexercised.

The Warrants are exercisable, at the option of each holder, in whole or in part (however, only whole Warrants may be exercised) by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise, together with the ADS issuance fee of up to $0.05 per ADS and other applicable charges and taxes. Each Warrant entitles the holder thereof to purchase one ADS. Warrants are not exercisable for a fraction of an ADS and may only be exercised into whole numbers of ADSs. In lieu of fractional ADS, we will, at our election, either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole ADS. Unless otherwise specified in the Warrant, the holder will not have the right to exercise the Warrants, in whole or in part, if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the holder’s election) of the number of our Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price

The exercise price per ADS purchasable upon exercise of the Warrants is $5.02, and is subject to adjustments for stock splits, reclassifications, subdivisions, and other similar transactions. In addition to the exercise price per ADS, the issuance fee of up to $0.05 per ADS and other applicable charges and taxes are due and payable upon exercise.

Transferability

Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the Warrants to us, together with the appropriate instruments of transfer.

Book-entry Form

Pursuant to a warrant agent agreement between us and Computershare Inc., as warrant agent, the Warrants were issued in book-entry form and initially represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

The Warrants are governed by the terms of a global warrant held in book-entry form. The holder of a Warrant will not be deemed a holder of our underlying Ordinary Shares or ADSs until the Warrant is exercised, except as set forth in the Warrant.

The Warrants were issued separately from the ADSs, and may be transferred separately.

Fundamental Transactions

If, at any time while the Warrants are outstanding, (1) we consolidate or merge with or into another corporation and we are not the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of the Ordinary Shares (including any Ordinary Shares underlying ADSs) are permitted to sell, tender or exchange their Ordinary Shares for other securities, cash or property and has been accepted by the holders of 50% or more of the Ordinary Shares (including any Ordinary Shares underlying ADSs), (4) we effect any reclassification or recapitalization of the Ordinary Shares or any compulsory exchange pursuant to which the Ordinary Shares are converted into or exchanged for other securities, cash or property, or (5) we consummate a securities purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs), each, a “Fundamental Transaction”, then upon any subsequent exercise of Warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Ordinary Shares then issuable upon exercise of those Warrants, and any additional consideration payable as part of the Fundamental Transaction.

Rights as a Shareholder

Except by virtue of such holder’s ownership of ADSs or Ordinary Shares, the holder of Warrants does not have rights or privileges of a holder of ADSs or Ordinary Shares, including any voting rights, until the holder exercises the Warrants.

RESEARCH GRANTS

Our research and development efforts mainly with respect to our past activities (with respect to immunotherapy programs such as the Anti-CD3) were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of December 31, 2020, we had received the aggregate amount of approximately $1.1 million from the IIA for the development of these programs, which have since been sold. With respect to such grants, we are committed to pay royalties of up to an aggregate amount of approximately $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the Research Law requires prior written notice from the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how inside or outside of Israel, and the transfer outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

PLAN OF DISTRIBUTION

This prospectus relates to up to 1,588,514 of our ADSs issuable upon the exercise of the Outstanding Warrants to purchase 1,588,514 ADSs issued pursuant to the Public Offering. The Warrants were offered and sold by us in the Public Offering completed on November 23, 2020, pursuant to a prospectus dated November 19, 2020, which prospectus also covered the offer and sale by us of the ADSs underlying the Warrants. The ongoing offer and sale by us of the ADSs issuable upon exercise of the Outstanding Warrants is being made pursuant to this prospectus.

We will deliver ADSs upon exercise of the Outstanding Warrants, in whole or in part. We will not issue fractional ADSs. Each Warrant contains instructions for the exercise. In order to exercise a Warrant, the holder must deliver the information required by the applicable warrant agreement, along with payment of the exercise price, if the exercise price is being paid in cash, for the ADSs to be purchased. We will then deliver our ADSs in the manner described in the applicable warrant agreement.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES

The following are the estimated expenses of this offering payable by us with respect to the ADSs issuable upon exercise of the Outstanding Warrants. With the exception of the SEC registration fee, all amounts are estimates and may change:

SEC registration fee	$	*
Printer fees		$1,500
Legal fees and expenses		$5,000
Miscellaneous fees		$1,500
Total		$8,000

*	The SEC registration fee was previously paid in connection with the Public Offering. No additional SEC registration fee is due with respect to the ADSs issuable upon exercise of the Outstanding Warrants.

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus will be passed upon for us by Meitar | Law Offices, Ramat Gan, Israel.

EXPERTS

The consolidated financial statements of SciSparc Ltd. appearing in SciSparc Ltd.'s Annual Report (Form 20-F) for the year ended December 31, 2020, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statements of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been affected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC registration statements on Form F-1 under the Securities Act relating to this offering. This prospectus does not contain all of the information contained in the registration statements. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statements. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statements, you may read the document itself for a complete description of its terms.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may furnish to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at http://therapixbio.com (which we expect will soon be replaced by http://www.scisparc.com). Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	our Annual Report on Form 20-F for the year ended December 31, 2020, filed on March 29, 2021 (File No. 001-38041); and

●	the description of our Ordinary Shares contained in our Form 8-A filed on March 21, 2017 (File No. 001-38041).

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at: SciSparc Ltd., 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916, Israel, Tel: +972-(3) 610-3100.

Up to 1,588,514 American Depositary Shares Representing Ordinary Shares

Issuable Upon Exercise of Warrants

SCISPARC LTD.

 PROSPECTUS

           , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Indemnification

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our Articles of Association contain such a provision. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the Board of Directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty (as defined in the Companies Law), was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court (i) in proceedings instituted against him or her by the company, on its behalf or by a third party, or (ii) in connection with criminal proceedings in which the office holder was acquitted, or (iii) as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

●	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of an office holder;

●	a breach of duty of loyalty to the company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

●	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not, however, indemnify or insure an office holder against any of the following:

●	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive unlawful personal benefit; or

●	a fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Israeli Companies Law, or the Companies Law, indemnification and insurance of office holders must be approved by our compensation committee, our Board of Directors and, in certain circumstances, by our shareholders. We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into indemnification agreements with each of our directors providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries’, directors and officers. This indemnification is limited both in terms of amount and coverage and it covers certain amounts regarding administrative proceedings insurable or indemnifiable under the Companies Law and our Articles of Association. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the U.S. Securities Act of 1933, as amended, or the Securities Act, is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since November, 2017, which were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation D or Regulation S under the Securities Act.

On September 17, 2020, our shareholders approved a reverse split of our share capital by a ratio of up to 20:1, to be effective at the ratio and date to be determined by our Board of Directors. On October 1, 2020, our Board of Directors resolved that the final ratio for the reverse split will be 20:1, or the Reverse Split. The Reverse Split became effective after the close of business on October 16, 2020. All descriptions of our share capital herein, including share amounts and per share amounts, are presented after giving effect to the Reverse Split.

On November 23, 2018, we issued to YA II PN Ltd., or YA II PN, $1.5 million of convertible debentures, and an additional 131 ADSs as a commitment fee. The outstanding principal, together with accrued and unpaid interest, was convertible, at the option of the YA II PN, into ADSs at 95% of the lowest daily volume weighted average price during the five consecutive trading days, immediately preceding the conversion date. The debentures were converted into an aggregate of 8,150 ADSs.

On March 19, 2020, we entered into a securities purchase agreement with respect to a private placement of convertible notes in the aggregate amount of $220,000, warrants to purchase up to 4,490 ADSs, and 571 ADSs. The private placement closed on April 6, 2020.

On May 15, 2020, in connection with a joint venture transaction, we issued a warrant to purchase $340,000 of ADSs representing our Ordinary Shares. Pursuant to the terms of the Warrant, the exercise price per ADS is equal to the closing price of the ADSs on the trading day on which the notice of exercise was actually received by us, and shall be paid by transferring to the Company a duly executed share transfer deed for 9,577 ordinary shares of Evero Health Ltd. The Warrant will be exercisable for 12 months starting from the 12-month anniversary of the issuance date.

On March 4, 2021, we issued an aggregate of 1,152,628 units, as follows: (a) 916,316 units at an offering price of $7.07 per unit, consisting of 1 ADS, a Series A Warrant to purchase an equal number of Units purchased and a Series B Warrant to purchase half the number of Units and (b) 236,312 pre-funded units at a price of $7.069 per unit, consisting of 1 pre-funded warrant to purchase one ADS, a Series A Warrant to purchase an equal number of Units purchased and a Series B Warrant to purchase half the number of units.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit	Description

1.1*	Form of Placement Agent Agreement by and between the Company and Aegis Capital Corp.

3.1	Amended and Restated Articles of Association of SciSparc Ltd. (unofficial English translation from Hebrew original) (filed as Annex A to Exhibit 99.1 to a Form 6-K (File No. 001-38041) as filed on January 25, 2021 and incorporated herein by reference).

4.1	Amended and Restated Depositary Agreement dated March 21, 2017 (filed as Exhibit 4.2 to our Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on August 29, 2019, and incorporated herein by reference).

4.2	Specimen American Depositary Receipt (included in Exhibit 4.1).

4.3	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated March 2019 (filed as Exhibit 4.1 to Form 6-K (File No. 001-38041) filed on March 28, 2019, and incorporated herein by reference).

4.4*	Form of Warrant Agent Agreement between Therapix Biosciences Ltd. and Computershare Inc., as warrant agent, including the Form of Warrant.

4.5*	Form of Warrant.

4.6*	Form of Securities Purchase Agreement.

4.7	Form of Series A Warrant, (filed as Exhibit 99.5 to Form 6-K (File No. 001-38041) filed on March 2, 2021, and incorporated herein by reference).

4.8	Form of Series B Warrant, (filed as Exhibit 99.6 to Form 6-K (File No. 001-38041) filed on March 2, 2021, and incorporated herein by reference).

4.9	Form of Pre-Funded Warrant, (filed as Exhibit 99.4 to Form 6-K (File No. 001-38041) filed on March 2, 2021, and incorporated herein by reference).

5.1*	Opinion of Meitar | Law Offices, Israeli legal counsel to the Registrant.

5.2*	Opinion of Sullivan & Worcester LLP, U.S. counsel to the Registrant.

10.1^	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd. (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on December 6, 2016, and incorporated herein by reference).

10.2^^	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. ((filed as Exhibit 4.2 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2019, and incorporated herein by reference).

10.3	Israeli Share Option Plan (2015) (filed as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).

10.4	Form of Indemnification Agreement (filed as Exhibit 4.12 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017, and incorporated herein by reference).

10.5	Form of Exculpation Agreement ((filed as Exhibit 4.5 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2021, and incorporated herein by reference).

10.6	Second Amendment to License Agreement dated as of September 17, 2017, by and between the Company and Dekel Pharmaceuticals Ltd. (filed as Exhibit 4.16 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 30, 2018, and is incorporated herein by reference).

10.7	Amended Compensation Policy approved by the Company’s shareholders on March 1, 2021 (filed as Exhibit 4.8 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2021, and incorporated herein by reference).

10.8	Form of Securities Purchase Agreement (filed as Exhibit 99.3 Form 6-K (File No. 001-38041) filed on March 2, 2021, and incorporated herein by reference).

10.9	Placement Agency Agreement (filed as Exhibit 99.2 Form 6-K (File No. 001-38041) filed on March 2, 2021, and incorporated herein by reference).

23.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.

23.2*	Consent of Meitar | Law Offices, Israeli legal counsel to the Registrant (included in Exhibit 5.1).

23.3*	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2).

24.1*	Power of Attorney.

24.2	Power of Attorney (contained on the signature page hereof).

*	Previously filed.

^	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

^^	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to SciSparc if publicly disclosed.

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel on March 30, 2021.

SCISPARC LTD.

By:	/s/ Amity Weiss
Amity Weiss
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Amity Weiss	Chief Executive Officer	March 30, 2021
Amity Weiss	(Principal Executive Officer) and Director

/s/ Oz Adler	Chief Financial Officer	March 30, 2021
Oz Adler	(Principal Financial and Accounting Officer)

/s/ Amnon Ben Shay	Director	March 30, 2021
Amnon Ben Shay

/s/ Alon Dayan	Director	March 30, 2021
Alon Dayan

*	Director	March 30, 2021
Moshe Revach

*	Director	March 30, 2021
Itschak Shrem

*	Director	March 30, 2021
Liat Sidi

*	Director	March 30, 2021
Lior Vider

*By:	/s/ Amitay Weiss
Amitay Weiss
Attorney-in-fact

POWER OF ATTORNEY

The undersigned directors of SciSparc Ltd. hereby constitute and appoint each of Amitay Weiss and Oz Adler with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

/s/ Amnon Ben Shay	Director	March 30, 2021
Amnon Ben Shay

/s/ Alon Dayan	Director	March 30, 2021
Alon Dayan

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of SciSparc Ltd., has signed this registration statement on March 30, 2021.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director